

November 7, 2013

Via E-mail
William Amelio
Chief Executive Officer
CHC Group Ltd.
4740 Agar Drive
Richmond, BC V7B 1A3 Canada

      Re: **CHC Group Ltd.**
              Amendment No. 1 to Registration Statement on Form S-1
              Filed October 25, 2013
              File No. 333-191268

Dear Mr. Amelio:

We have reviewed your responses to the comments in our letter dated October 16, 2013 and have the following additional comments.

Our Fleet, page 5

1. We note your response to our prior comment 11. Please tell us and further expand your disclosure with the name of the organization that determined the appraised market value of your fleet or how the appraised value was otherwise determined.

2. We note your response to our prior comment 12. Please explain how you use the measure "weighted average age based on appraised market" and why investors would find the measure useful on the basis that you calculate it.

Risk Factors, page 20

We have a history of net losses, page 20

3. We note your response to our prior comment 7 and your revised disclosure that you have incurred net losses due in part to substantial leverage incurred to acquire additional helicopters. We also note your disclosure on page 6 that you have committed to purchase 28 new helicopters in the next two years, at a cost of $701 million. Please revise this risk factor to disclose, if true, that net losses may continue or increase due to these planned acquisitions.

Management's Discussion and Analysis, page 51

Summary Results of Operations, page 57

4. We note your response to our prior comment 22. Please consider disclosing how the measure adjusted EBITDAR margin is used by the Company and why investors would find the measure useful.

For the Three Months Ended July 31, page 59

Consolidated Results of Operations, page 59

5. We note your response to our prior comment 23. Please quantify each contributing factor to a change in the various revenue and expense categories. For example, you did not quantify the decrease in revenue as a result of the EC225 grounding, the decrease in maintenance cost from the preferential commercial and financial terms offered because of the EC225 stand down, or the increase cost incurred preparing the EC225 for return to service and the additional investment in maintenance of parts inventory to improve helicopter availability.

6. We note your response to our prior comment 25. Please tell us and disclose what the preferential commercial and financial terms offered to you by your stakeholders were in regard to maintenance costs.

7. We note your response to our prior comment 26. Please further clarify why an additional investment in parts inventory to improve helicopter availability affected your maintenance costs. Parts inventory appears to us to be a consumable that is recorded on the balance sheet until used. Please advise.

The Fiscal Year Ended April 30, 2013 Compared to…, page 64

Consolidated Results of Operations, page 64

Income Tax Expense, page 68

8. Refer to the following sentence in the paragraph below the table on page 68, "[t]his change in assessment resulted in a valuation allowance of $58.8 million." It appears that it should indicate that this resulted in a "change" in the valuation allowance of $58.8 million, for consistency with disclosures on page F-38 and F-39 and the balance of the valuation allowance of $275.9 million at April 30, 2013 as disclosed on page F-39. Please advise.

Taxation, page 167

9. We note that you have filed a short-form tax opinion as Exhibit 8.1. Please revise the tax disclosure section in the prospectus to clearly state that the discussion under this heading is counsel's opinion.

10. Please revise the disclaimer on page 171 to remove the reference indicating that "THE DISCUSSION ABOVE IS A GENERAL SUMMARY," since this section appears to constitute your tax opinion.

Notes to Consolidated Financial Statements, page F-9

Note 17: Income Taxes, page F-38

11. Please explain to us why "other adjustments" presented in the table that summarizes the continuity of the valuation allowance on page F-39 does not appear to affect the statutory rate reconciliation and deferred income tax expense presented on page F-38. If these "other adjustments" are netted in line items within the presentation of the aforementioned items, please clarify your disclosure accordingly.

Exhibit 8.1

12. We note your disclosure in the first paragraph on page 2 that you "are of the opinion that the discussion in the Registration Statement under the heading 'TAXATION – Material United States Federal Income Tax Considerations,' . . . is accurate in all material respects." Revise to clarify that the discussion in the prospectus is your tax opinion.

13. We note your disclosure in the last paragraph on page 2 that the opinion "is being provided to you solely for use in connection with the Registration Statement, and this opinion letter may not be relied upon by any other person for any other purpose." Please omit this sentence since you may not limit reliance.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

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        Louis Lehot